                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-66443

PROSPECTUS

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                               BEA SYSTEMS, INC.

                        7,682,945 SHARES OF COMMON STOCK

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7,682,945 shares of the Company's common stock were issued to certain former stockholders of WebLogic, Inc. pursuant to the acquisition by the Company of WebLogic, Inc. Some of these stockholders may wish to sell these shares in the future, and this Prospectus allows them to do so. The Company will not receive any of the proceeds from any sale of shares by such stockholders, but has agreed to bear the expenses of registration of the shares by this Prospectus.

                      Nasdaq National Market symbol: BEAS

The last sale price of the common stock on the Nasdaq National Market on November 23, 1998 was $13.4375 per share.

                                ---------------

THE SHARES REGISTERED HEREBY INVOLVE A HIGH LEVEL OF INVESTMENT RISK. YOU SHOULD INVEST ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                               November 23, 1998
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                               TABLE OF CONTENTS

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Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   4
The Company................................................................   5
Recent Events..............................................................   6
Use of Proceeds............................................................   7
Risk Factors...............................................................   8
Selling Stockholders.......................................................  18
Plan of Distribution.......................................................  20
Experts....................................................................  21
Legal Matters..............................................................  21
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No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus in connection with the offer described in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. Neither the delivery of this Prospectus nor any sale made under this Prospectus shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or since the date of any documents incorporated herein by reference. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including the Company, that file electronically with the Commission. In addition, the Common Stock is listed on the Nasdaq National Market and similar information concerning the Company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Shares, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

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                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

 a. The Company's Annual Report on Form 10-KSB for the year ended January 31, 1998;

 b. The Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1998, as amended September 10, 1998, and July 31, 1998;

 c. The Company's Current Reports on Form 8-K dated as of June 30, 1998, September 10, 1998 and October 15, 1998, as amended October 29, 1998; and

 d. The description of the Registrant's Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 000-22369).

Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Kevin A. Faulkner, Senior Director--Investor Relations, 2315 North First Street, San Jose 95131, telephone number: (408) 570-8000.

                                       4
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                                  THE COMPANY

BEA Systems, Inc. ("BEA" or the "Company") is a leading provider of cross-platform middleware solutions for enterprise applications. BEA's products and services enable mission-critical applications to work seamlessly in distributed computing, Internet, and legacy environments. BEA provides transactional, messaging, and distributed object-based software for developing and deploying these enterprise applications. In addition, BEA provides complete enterprise middleware solutions through its partner network, and a full range of services including consulting, training and support. The flagship of the BEA enterprise middleware solution is BEA TUXEDO, a software platform that manages transactions and communications for enterprise-wide applications, enabling organizations to realize the benefits offered by distributed computing environments while preserving the traditional advantages of mainframe-based systems. BEA products provide a middleware software infrastructure that supports thousands of simultaneous users distributed worldwide.

BEA's products are marketed and sold by the Company's direct sales force through a network of 51 offices in 24 countries worldwide and also indirectly by its distribution partners. BEA's products have been adopted by customers in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail, technology and transportation. The total number of customers using the Company's products is approximately 2,000 worldwide. These customers include: The AT&T Corp., Bell Communications Research, Inc., The Boeing Company, Deutsche Telekom, Federal Express Corp., Fidelity Investments, The Gap, Inc., McKesson Corp., Motorola, Inc., Nippon Telephone & Telegraph, Norwest Corporation, United Airlines, Inc., U.K. Employment Services, Union Pacific Railroad and Walgreen Co. In addition, the Company partners with independent software vendors ("ISVs") such as PeopleSoft, Inc. and Clarify, Inc. and computer hardware manufacturers such as Hewlett-Packard, IBM and Unisys to sell BEA products to enterprise customers.

Over the past decade, the information systems of many organizations have been evolving from traditional mainframe systems to distributed computing environments. This evolution has been driven by the benefits offered by distributed computing, including lower incremental technology costs, faster application development and deployment, increased flexibility and improved access to business information. However, the inherent technical and business limitations of distributed computing have generally precluded its use for complex, large-scale, mission-critical applications, such as airline reservations, credit card processing and customer billing and support systems, that enable and support fundamental business processes. These shortcomings include the limited scalability, reliability and interoperability of distributed computing environments. In addition, it has been difficult to integrate distributed computing technologies with existing mission-critical applications, limiting organizations' ability to leverage their substantial investments in legacy systems and existing personnel and skills.

BEA's products and services enable companies to overcome the limitations of distributed computing for mission-critical applications. The Company's enterprise middleware solutions, featuring time-tested and market-proven BEA TUXEDO technology, provide a middleware platform that addresses the scalability, manageability, platform independence, interoperability, integrity, reliability and security requirements of complex, large-scale, distributed computing in the heterogeneous environments present in most major organizations. The BEA solution allows companies to leverage

                                       5
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their substantial investments in legacy systems, significantly extending the useful lives of mainframe and programmer assets while exploiting the benefits offered by distributed computing. The Company also offers solutions that enable customers to quickly develop secure, reliable applications on the Internet that interoperate with new and existing systems.

The Company's objective is to establish its middleware solutions as the industry standard for developing, deploying and managing distributed mission-critical applications. To this end, BEA intends to enhance its technological leadership by adding new functionality to its products; expand its global distribution facilities to complement its direct sales, services, training and support capabilities; promote the embedding of BEA products into the product offerings of ISVs to accelerate the acceptance of BEA products; leverage strategic partnerships to augment the efforts of its direct sales force; and provide the software and services necessary to conduct safe, reliable enterprise transactions over the Internet.

From its inception, the Company has made a number of strategic acquisitions. The Company acquired worldwide exclusive rights to TUXEDO from Novell, Inc. ("Novell") in February 1996, acquired Information Management Company ("IMC") and Independence Technologies, Inc. ("ITI"), two leading distributors of TUXEDO, in September 1995 and November 1995, respectively, and acquired a number of other TUXEDO distribution, sales and support organizations between May 1996 and December 1996. In March 1997, the Company acquired exclusive rights to MessageQ, ObjectBroker and other related products from Digital Equipment Corporation ("Digital"). See Note 4 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-KSB. In the quarter ended January 31, 1998, the Company acquired a business unit of Nocom Nordic Communications AB ("Nocom"), and in the quarter ended April 30, 1998, the Company acquired a business unit of Penta Systems Technology, Inc. ("Penta"). In April 1998, the Company acquired the Leader Group, Inc. ("Leader Group"), a Denver-based consulting services firm. On June 16, 1998, the Company purchased the TOP END enterprise middleware technology and product family ("TOP END") from NCR Corporation ("NCR"). Most recently, on September 30, 1998 the Company acquired WebLogic, Inc. See "Risk Factors--Risks Associated with Past and Future Acquisitions."

The Company was incorporated in Delaware in January 1995 under the name BEA Enterprises, Inc. and changed its name to BEA Systems, Inc. in September 1995. References herein to "BEA" or the "Company" refer to BEA Systems, Inc., its subsidiaries and predecessor entities acquired in previous acquisitions. The Company's headquarters are located at 2315 North First Street, San Jose, California, 95131, and its telephone number is (408) 570-8000.

                                 RECENT EVENTS

ACQUISITION OF WEBLOGIC, INC.

Pursuant the terms of the Agreement and Plan of Reorganization dated as of September 24, 1998 between and among the Company, WebLogic, Inc. ("WebLogic") and Charlotte Acquisition Corp. ("Charlotte") (the "Merger Agreement"), the Company completed the merger of Charlotte, a wholly-owned subsidiary of the Company, with and into WebLogic (the "Merger"). The transaction was accounted for using the pooling of interests method. As consideration for the transaction,

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0.612750 share of the Company's common stock was issued for each outstanding share of WebLogic common stock, subject to adjustment for cash paid in lieu of fractional shares. The Company issued approximately 7.7 million shares of common stock in exchange for the outstanding shares of WebLogic common stock, subject to withholding of approximately 10 percent of such shares in escrow in accordance with certain conditions in the Agreement. Outstanding options to acquire shares of WebLogic common stock were automatically converted into options to purchase the Company's common stock at the same exchange ratio.

The shares of Company Common Stock issued in the Merger were issued pursuant to an exemption from registration under the Securities Act of 1993, as amended. In accordance with the Merger agreement, the Company filed the registration statement of which this Prospectus is a part to register certain of the Company shares of Common Stock issuable pursuant to the Merger (the "Shares").

                                USE OF PROCEEDS

The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders, but has agreed to bear certain expenses of registration of the Shares under federal and state securities laws. This Registration Statement is intended to satisfy certain of the Company's obligations under the Merger Agreement.

                                       7
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                                  RISK FACTORS

Investors should carefully consider the following risk factors in evaluating an investment in the Common Stock offered hereby. This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements in this prospectus other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements contain words an be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. BEA's actual results could differ materially from these projected or assumed in these forward-looking statements because of risks and uncertainties, including risks and uncertainties described in the risk factors below and elsewhere in this Prospectus. We assume no obligation to update any such forward-looking statement or reason why actual results might differ.

LIMITED OPERATING HISTORY; INTEGRATION OF ACQUISITIONS; NO ASSURANCE OF PROFITABILITY

BEA was incorporated in January 1995 and therefore has a limited operating history. We have generated revenues to date primarily from sales of BEA TUXEDO, a product to which we acquired worldwide rights in February 1996, and from fees for related services. We have also acquired a number of businesses, technologies and products, most recently WebLogic, Inc. Our limited operating history and the difficulties of integrating a number of separate and independent business operations subject our business to numerous risks. At July 31, 1998, we had an accumulated deficit of approximately $173 million. In addition, in connection with certain acquisitions completed prior to July 31, 1998, we recorded approximately $234.2 million as intangible assets, approximately $158.7 million of which has been amortized and approximately $75.5 million of which we expect to amortize in future periods through our fiscal year ending January 31, 2004. We expect to expense to cost of revenues and general and administrative expenses $26.0 million of such intangible assets in the fiscal year ending January 31, 1999 and $30.8 million in the fiscal year ended January 31, 2000. If we acquire additional businesses, products and technologies in the future, we may report additional, potentially significant, expenses related thereto. If future events cause the impairment of any capitalized intangible assets, we may have to amortize expenses sooner than we expect. For the foregoing reasons, there can be no assurance that we will be profitable in any future period and recent operating results should not be considered indicative of future financial performance.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

We expect to experience significant fluctuations in our future quarterly operating results as a result of many factors, including:

 . the size and timing of customer orders, introduction or enhancement of our products or our competitors' products

 . general economic conditions which can affect our customers' capital investment levels and the length of our sales cycle

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 . the impact and duration of deteriorating economic and political conditions in
  Asia and related declines in Asian currency values

 . market acceptance of middleware products

 . the lengthy sales cycle for our products

 . technological changes in computer systems and environments

 . structure and timing of acquisitions of businesses, products and technologies, including the acquisition of the TOP END enterprise middleware technology and product family from NCR and the WebLogic application server technology

 . our ability to develop, introduce and market new products on a timely basis

 . changes in our or our competitors' pricing policies, customer order deferrals in anticipation of future new products and product enhancements

 . our success in expanding our sales and marketing programs

 . the mix of our products and services sold, mix of distribution channels

 . our ability to meet the service requirements of our customers

 . costs associated with acquisitions, including the acquisition of the TOP END enterprise middleware technology and product family from NCR, and the WebLogic acquisition

 . the terms and timing of financing activities

 . loss of key personnel and fluctuations in other foreign currency exchange rates

 . interpretations of the recently introduced statement of position on software revenue recognition.

As a result of all of these factors, we believe that quarterly revenues and operating results are difficult to forecast and period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Our revenues are derived from large orders as customers deploy our products throughout their organizations. Increases in the revenue size of individual license transactions also increase the risk of fluctuation in future quarterly results. If we cannot generate large customer orders, or customers delay or cancel such orders in a particular quarter, it will have a material adverse effect on our revenues and, more significantly on a percentage basis, our net income or loss in that quarter. Moreover, we typically receive and fulfill a majority of our orders within the quarter, with a substantial portion occurring in the last month of a fiscal quarter. As a result, we may not learn of revenue shortfalls until late in a fiscal quarter. Additionally, our operating expenses are based in part on our expectations for future revenue and are relatively fixed in the short term. Any revenue shortfall below our expectations could have an immediate and significant adverse effect on our results of operations.

As is common in the software industry, we believe that a variety of factors cause our fourth quarter orders to be favorably impacted, including year-end capital purchases by larger corporate customers and sales incentive programs. This increase typically results in first quarter customer orders being lower than orders received in the immediately preceding fourth quarter. We anticipate that this seasonal impact is likely to increase as we continue to focus on large corporate accounts.

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Similarly, shortfalls in our revenues and earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of our Common Stock. Moreover, our stock price is subject to the volatility generally associated with software and technology stocks and may also be affected by broader market trends unrelated to our performance may also affect our stock price.

RISKS ASSOCIATED WITH PAST AND FUTURE ACQUISITIONS

From our inception in January 1995, we have made a number of strategic acquisitions. Integration of acquired companies, divisions and products involves the assimilation of potentially conflicting operations and products, which divert the attention of our management team and may have a material adverse effect on our operating results in future quarters. We acquired WebLogic, Inc. in September 1998 (discussed below), Leader Group and Penta in the quarter ended April 30, 1998, the Entersoft Systems Corporation in July 1998, and TOP END (discussed below) in June 1998. We intend to make additional acquisitions in the future, although there can be no assurance that suitable companies, divisions or products will be available for acquisition. Such acquisitions entail numerous risks, including the risk we will not successfully assimilate the acquired operations and products, and retain key employees of the acquired operations. There are also risks relating to the diversion of our management's attention and difficulties and uncertainties in our ability to maintain the key business relationships the acquired entities have established. In addition, if we undertake future acquisitions, we may issue dilutive securities, assume or incur additional debt obligations and large one-time expenses, and acquire intangible assets that would result in significant future amortization expense. Any of these events could have a material adverse effect on our business, operating results and financial condition.

The recently completed WebLogic merger is subject to a number of risks that could adversely affect our ability to achieve the anticipated benefits of this transaction. These risks include the risk that we will not be able to successfully integrate our products and business with WebLogic's and risks relating to the diversion of the attention of the Company's management team, particularly Alfred Chung, the Company's Chief Technical Officer, who will oversee WebLogic's operations. There are also risks relating to competition from other web application server providers, particularly those recently acquired by companies with significantly greater resources than ours. The need to focus our management's attention on establishing relationships with, and procedures for communicating with, WebLogic employees may reduce our ability to successfully pursue other opportunities for a period of time. Any departure of key WebLogic employees or significant numbers of other WebLogic employees could have a material adverse effect on our operations. We may face difficulties in retaining WebLogic customers.

The recently-completed TOP END acquisition is also subject to a number of risks that could adversely affect our ability to achieve benefits we anticipate from the TOP END acquisition. The location of the TOP END operations and personnel in San Diego, California, where we did not previously have any material operations exacerbates the risks of this acquisition. The need to focus management's attention on establishing relationships with, and procedures for communicating with, TOP END employees may reduce our ability to successfully pursue other opportunities for a period of time. Any departure of key TOP END employees or significant numbers of other TOP END

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employees could have a material adverse effect on our operations. We may face difficulties in retaining TOP END customers, and customers' uncertainties as to our plans and abilities to support both the TOP END products and BEA TUXEDO could adversely affect our ability to retain these customers, which could have a material adverse effect on our operations. We wrote off $38.3 million in our quarter ended July 31, 1998 for acquired in-process research and development related to the TOP END acquisition, and we will incur substantial ongoing amortization expenses, which will have a negative impact on our future operating results. See "Recent Events."

PRODUCT CONCENTRATION

We currently derive the majority of our license and service revenues from BEA TUXEDO and from related products and services. We expect these products and services to continue to account for the majority of our revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for BEA TUXEDO, such as competition, product performance or technological change, could have a material adverse effect on our business and consolidated results of operations and financial condition.

LENGTHY SALES CYCLE

Our customers typically use our products to integrate large, sophisticated applications that are critical to their business, and their purchases are often part of their implementation of a distributed computing environment. Customers evaluating our software products face complex decisions regarding alternative approaches to the integration of enterprise applications, competitive product offerings, rapidly changing software technologies and limited internal resources due to other information systems requirements. For these and other reasons, the sales cycle for our products is lengthy and is subject to delays or cancellation over which we have little or no control. To the extent the revenue size of our license transactions increases, we expect customer evaluations and procurement processes to lengthen and thus extend the overall sales cycle. We believe general economic conditions which impact customers' capital investment decisions also affect our sales cycles. Any significant change in our sales cycle could have a material adverse effect on our business, results of operations and financial condition.

Although we use a standard license agreement which meets the revenue recognition criteria under current generally accepted accounting principles, we must often negotiate and revise terms and conditions of this standard agreement, particularly in larger sales transactions. Negotiation of mutually acceptable language can extend the sales cycle and in certain situations, may require us to defer recognition of revenue on the sale. In addition, while we do not expect the recently issued Statement of Position (SOP) 97-2, Software Revenue Recognition (as amended by SOP 98-4), to have a material impact on our revenues and earnings, detailed implementation guidance of these standards has not yet been issued. Once issued, such guidance could require us to make unanticipated changes in our current revenue recognition practices and such changes could have an adverse impact on revenues and earnings.

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COMPETITION

The market for middleware software and related services is highly competitive. Our competitors are diverse and offer a variety of solutions directed at various segments of the middleware software marketplace. These competitors include system and database vendors such as IBM and database vendors such as Oracle, which offer their own middleware functionality for use with their proprietary systems. Microsoft has released a product that includes certain middleware functionality and has demonstrated and announced that it intends to include this functionality in future versions of its Windows NT operating system. In addition, there are companies offering and developing middleware and integration software products and related services that directly compete with products we offer. Further, software development tool vendors typically emphasize the broad versatility of their toolsets and, in some cases, offer complementary middleware software that supports these tools and performs messaging and other basic middleware functions. Last, internal development groups within prospective customers' organizations may develop software and hardware systems that may substitute for those we offer. A number of our competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than us.

Our principal competitors currently include hardware vendors who bundle their own middleware software products with their computer systems and database vendors that advocate client/server networks driven by the database server. IBM is the primary hardware vendor who offers a line of middleware and database solutions for its customers. The bundling of middleware functionality in IBM proprietary hardware and database systems requires us to compete with IBM in its installed base, where IBM has certain inherent advantages due to its significantly greater financial, technical, marketing and other resources, greater name recognition and the integration of its enterprise middleware functionality with its proprietary hardware and database systems. We need to differentiate our products based on functionality, interoperability with non-IBM systems, performance and reliability and establish our products as more effective solutions to customers' needs. Oracle is the primary relational database vendor offering products that are intended to serve as alternatives to our enterprise middleware solutions.

Microsoft has demonstrated certain middleware functionality and announced that it intends to include this functionality in future versions of its Windows NT operating system. Microsoft has also introduced a product that includes certain middleware functionality. The bundling of middleware functionality in Windows NT will require us to compete with Microsoft in the Windows NT marketplace, where Microsoft will have certain inherent advantages due to its significantly greater financial, technical, marketing and other resources, greater name recognition, its substantial installed base and the integration of its middleware functionality with Windows NT. If Microsoft successfully incorporates middleware software products into Windows NT or separately offers middleware applications, we will need to differentiate our products based on functionality, interoperability with non-Microsoft platforms, performance and reliability and establish our products as more effective solutions to customers' needs. There can be no assurance that we will be able to successfully differentiate our products from those offered by Microsoft, or that Microsoft's entry into the middleware market will not materially adversely affect our business, operating results and financial condition.

In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect our ability to sell additional software licenses and maintenance, consulting and support services on terms favorable to us. Further, competitive pressures could require us to reduce the price of our products and related services, which could materially adversely affect our business, operating results and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors and the failure to do so would have a material adverse effect upon our business, operating results and financial condition.

INTERNATIONAL OPERATIONS

International revenues accounted for 46 percent and 45 percent of our consolidated revenues for the six months ended July 31, 1998 and 1997, respectively. We sell our products and services through a network of branches and subsidiaries located in 24 countries worldwide. In addition, we also market through distributors in Europe and the Asia/Pacific region. We believe that our success depends upon continued expansion of our international operations. Our international business is subject to a number of risks, including unexpected changes in regulatory practices and tariffs, greater difficulties in staffing and managing foreign operations, longer collection cycles, seasonality, potential changes in tax laws, greater difficulty in protecting intellectual property and the impact of fluctuating exchange rates between the US dollar and foreign currencies in markets where BEA does business, in particular the French franc, the German mark, the British pound, the Japanese yen, the Australian dollar and the Korean won. General economic and political conditions in these foreign markets may also impact our international revenues. Since the late summer of 1997, a number of Pacific Rim countries have experienced economic, banking and currency difficulties that have led to economic downturns in those countries. Among other things, the decline in value of Asian currencies, together with difficulties obtaining credit, has resulted in a decline in the purchasing power of our Asian customers, which in turn has resulted in the delay of orders for our products from certain Asian customers and is likely to result in further delays and, possibly the cancellation, of such orders. As a result of such delays, our revenues from Asia for the six months ended July 31, 1998 comprised a lower percentage of total revenues than we have historically experienced. We anticipate that weak Asian conditions will continue to adversely impact our financial results. It is difficult for us to predict the extent of the future impact of these conditions. There can be no assurances that these factors and other factors will not have a material adverse effect on our future international revenues and consequently on our business and consolidated financial condition and results of operations.

MANAGEMENT OF GROWTH

We are continuing to experience a period of rapid and substantial growth that has placed, and if such growth continues would continue to place, a strain on the Company's administrative and operational infrastructure. We have increased the number of our employees from 120 employees in three offices in the United States at January 31, 1996 to approximately 1,200 employees in 51 offices in 24 countries at July 31, 1998. Our ability to manage our staff and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures. In this regard, we are currently updating our management information systems to integrate financial and other reporting among our multiple domestic and foreign offices. In addition, we intend to continue to increase our staff worldwide and to continue to improve the financial reporting and controls for our global operations. There can be no assurance that we will be able to successfully implement improvements to our management information and control systems in an efficient or timely manner or that, during the course of this implementation, we will not discover deficiencies in existing systems and controls. If we are unable to manage growth effectively, our business, results of operations and financial condition will be materially adversely affected.

DEPENDENCE ON GROWTH OF MARKET FOR MIDDLEWARE

We sell our products and services in the middleware market. This market is emerging and is characterized by continuing technological developments, evolving industry standards and changing customer requirements. Our success is dependent in large part on large customers with substantial legacy mainframe systems accepting our middleware software products. Our future financial performance will depend in large part on continued growth in the number of companies extending their mainframe-based, mission-critical applications to an enterprise-wide distributed computing environment through the use of middleware technology. There can be no assurance that the market for middleware technology and related services will continue to grow. If the middleware market fails to grow or grows more slowly than we currently anticipate, or if we experience increased competition in this market, our business, results of operations and financial condition will be adversely affected.

DEPENDENCE ON KEY PERSONNEL AND NEED TO HIRE ADDITIONAL PERSONNEL

We believe our future success will depend upon our ability to attract and retain highly skilled personnel including the Company's founders, Messrs. William T. Coleman III, Edward W. Scott, Jr., Alfred S. Chuang and key members of management. Competition for these types of employees is intense, and there can be no assurance that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining them in the future. As we seek to expand our global organization, the hiring of qualified sales, technical and support personnel will be difficult due to the limited number of qualified professionals. Failure to attract, assimilate and retain key personnel would have a material adverse effect on our business, results of operations and financial condition.

EXPANDING DISTRIBUTION CHANNELS AND RELIANCE ON THIRD PARTIES

To date, we have sold our products principally through our direct sales force, as well as through indirect sales channels, such as ISVs, hardware OEMs, systems integrators, independent consultants and distributors. Our ability to achieve significant revenue growth in the future will depend in large part on our success in expanding our direct sales force and in further establishing and maintaining relationships with distributors, ISVs and OEMs. In particular, a significant part of our strategy is to embed our technology in products our ISV customers offer. We intend to seek distribution arrangements with other ISVs to embed our middleware technology in their products and expect that these arrangements will account for a significant portion of our revenues in future periods. There can be no assurance that we will be able to successfully expand our direct sales force or other distribution channels, secure license agreements with additional ISVs on commercially reasonable terms or at all, or otherwise further develop our relationships with distributors and ISVs. There also can be no assurance that any such expansion or additional license agreements would increase our revenues. Although we believe that our investments in the expansion of our direct sales force and in the establishment of other distribution channels through third parties ultimately will improve our operating results, to the extent that such investments are made and revenues do not correspondingly increase, our business, results of operations and financial condition will be materially and adversely affected.

We rely on informal relationships with a number of consulting and systems integration firms to enhance our sales, support, service and marketing efforts, particularly with respect to implementation and support of our products as well as lead generation and assistance in the sale process. We will need to expand our relationships with third parties in order to support license revenue growth. Many such firms have similar, and often more established, relationships with our principal competitors. There can be no assurance that these and other third parties will provide the level and quality of service required to meet the needs of our customers, that we will be able to maintain an effective, long term relationship with these third parties, or that these third parties will continue to meet the needs of our customers.

RAPID TECHNOLOGY CHANGE; DEPENDENCE ON NEW PRODUCTS AND PRODUCT ENHANCEMENTS

The market for our products is highly fragmented, competitive with alternative computing architectures and characterized by continuing technological development, evolving industry standards and changing customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. As a result, our success depends upon our ability to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological developments and emerging industry standards. There can be no assurance that our products will adequately address the changing needs of the marketplace or that we will be successful in developing and marketing enhancements to our existing products or products incorporating new technology on a timely basis. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, will materially and adversely affect the Company's business, results of operations and financial condition.

RISK OF SOFTWARE DEFECTS

The software products we offer are internally complex and, despite extensive testing and quality control, may contain errors or defects, especially when we first introduced them. We may need to issue corrective releases of our software products to fix these defects or errors. These defects and errors could also cause damage to our reputation, loss of revenue, product returns or order cancellations, or lack of market acceptance of our products. Accordingly, these defects and errors could have a material and adverse effect on our business, results of operations and financial condition.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, sale in and supporting of our products entails the risk of such claims, which could be substantial in light of the use of such products in mission-critical applications. If a claimant successfully brings a product liability claim against us, it could have a material adverse effect on our business, results of operations and financial condition.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISK OF INFRINGEMENT

Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. No assurance can be given that competitors will not successfully challenge the validity or scope of our patents or that such patents will provide a competitive advantage to us.

As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners and into license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, third parties could copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. In particular, we have, in the past, provided certain hardware OEMs with access to our source code and any unauthorized publication or proliferation of this source code could materially adversely affect our business, operating results and financial condition. It is difficult for us to police unauthorized use of our products, and although we are unable to determine the extent to which piracy of our software products exists, software piracy is a persistent problem. Effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products or design around any patents or other intellectual property rights we hold.

We do not believe that any of our products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim the Company's current or future products infringe their rights. Any such claims, with or without merit, could cause costly litigation that could absorb significant management time, which could materially adversely effect our business, operating results and financial condition. Such claims might require us to enter into royalty or license agreements. If required, the Company may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us, which could have a material adverse effect upon the Company's business, operating results and financial condition.

CONTROL BY MANAGEMENT AND CURRENT STOCKHOLDERS

As of October 1, 1998, BEA's officers and directors and their affiliates, in the aggregate, had voting control over approximately 53.2 percent of BEA's voting Common Stock. In particular, Warburg, Pincus Ventures, L.P. ("Warburg") had voting control over approximately 49 percent of BEA's voting Common Stock and beneficially owned approximately 56.3 percent of BEA's Common Stock (which includes the non-voting Class B Common Stock owned by Warburg). As a result, these stockholders will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The voting power of Warburg combined with BEA's officers and directors under certain circumstances could have the effect of delaying or preventing a change in control of BEA.

SIGNIFICANT LEVERAGE; DEBT SERVICE

In connection with our sale of 4% Convertible Subordinated Notes in June 1998, we incurred $250 million in long-term indebtedness. Our principal and interest payment obligations increased substantially because of this indebtedness. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. These notes are convertible into Common Stock, which conversion could cause substantial dilution to stockholders and increase the number of shares eligible for sale in the market, but would otherwise eliminate the need for the Company to repay the principal amount of such converted notes. There can be no assurance, however, that any of these notes will be converted. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

We will require substantial amounts of cash to fund scheduled payments of interest on these notes, payment of the principal amount of these notes, payment of principal and interest on our other indebtedness, future capital expenditures and any increased working capital requirements. If we cannot meet our cash requirements out of cash flow from operations, there can be no assurance that we will be able to obtain alternative financing. If we cannot obtain such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements may be adversely affected. If we do not generate sufficient increases in cash flow from operations to repay these notes at maturity, we could attempt to refinance these notes; however, such a refinancing may not be available on terms acceptable to us, if at all. Any failure by us to satisfy our obligations with respect to these notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the indenture entered into in connection with the issuance of these notes and could cause a default under agreements governing other indebtedness, if any, of BEA.

                              SELLING STOCKHOLDERS

The following table provides the names of and the number of shares of Common Stock beneficially owned by each Selling Stockholder, and the number of shares of Common Stock beneficially owned by each Selling Stockholder upon completion of the offering or offerings pursuant to this Prospectus, assuming each Selling Stockholder offers and sells all of its or his/her respective Shares. Selling Stockholders may, however, offer and sell all, or some or none of their Shares. The respective donees, pledgees and transferees or other successors in interest of the Selling Stockholders may also sell the shares listed below as being held by the Selling Stockholders. No Selling Stockholder will beneficially own one percent or greater of the Company's outstanding Common Stock upon the sale of their shares offered hereby.

                              BENEFICIAL                                             BENEFICIAL
                          OWNERSHIP PRIOR TO PERCENTAGE PRIOR TO                  OWNERSHIP AFTER
                               OFFERING        THE OFFERING(1)                      THE OFFERING
                          ------------------ -------------------     OFFERED      ----------------
                           NUMBER OF SHARES           %          NUMBER OF SHARES NUMBER OF SHARES
                          ------------------ ------------------- ---------------- ----------------
Paul Ambrose............      1,422,376              2.4            1,422,376             0
TL Ventures III
 L.P.(2)................      1,315,718              2.3            1,315,718             0
Bay Partners, L.P.(2)...        817,044              1.4              817,044             0
Intel Corporation.......        571,944                *              571,944             0
Robert Pasker...........        551,475                *              551,475             0
Carl Resnikoff..........        551,475                *              551,475             0
Regis P. & Dianne T.
 McKenna Trust..........        418,160                *              418,160             0
TL Ventures III Offshore
 L.P.(2)................        275,409                *              275,409             0
Cambridge Technology
 Capital(2).............        272,348                *              272,348             0
Laurie Pitman...........        183,825                *              183,825             0
Frank Caulfield.........        140,654                *              140,654             0
David Parker............         98,040                *               98,040             0
Scott Dietzen...........         90,687                *               90,687             0
Cascade Capital Part-
 ners...................         71,299                *               71,299             0
Robert and Sue Gersky...         64,353                *               64,353             0
William Donner..........         61,287                *               61,287             0
Peter Nordberg..........         50,178                *               50,178             0
TL Ventures III
 Interfund L.P.(2)......         42,960                *               42,960             0
Alan Hu.................         36,834                *               36,834             0
Randy Risher............         36,765                *               36,765             0
Eduardo Ceballos........         29,871                *               29,871             0
Anne Langen.............         29,871                *               29,871             0
Sriram Srinivasan.......         29,871                *               29,871             0
Igor M. Sill............         28,308                *               28,308             0
Bill Coffin.............         27,573                *               27,573             0
Chauncey Lufkin.........         25,668                *               25,668             0
Donald and Holly Dodge..         22,346                *               22,346             0
Gary Aitken.............         19,608                *               19,608             0
Amber Benson............         19,608                *               19,608             0
Jolly Chen..............         19,608                *               19,608             0
Dean Jacobs.............         19,608                *               19,608             0
Peter Zadrozny..........         17,647                *               17,647             0
Elizabeth Bechtold......         16,873                *               16,873             0
Daniel Lankford & Linda
 Crosta.................         16,873                *               16,873             0
David Schneider.........         16,873                *               16,873             0
Gary Cornell............         16,870                *               16,870             0

                             BENEFICIAL                                             BENEFICIAL
                         OWNERSHIP PRIOR TO PERCENTAGE PRIOR TO                  OWNERSHIP AFTER
                              OFFERING        THE OFFERING(1)                      THE OFFERING
                         ------------------ -------------------     OFFERED      ----------------
                          NUMBER OF SHARES           %          NUMBER OF SHARES NUMBER OF SHARES
                         ------------------ ------------------- ---------------- ----------------
Joe Weinstein...........       15,931                 *              15,931              0
Home Family Trust.......       15,321                 *              15,321              0
Rob Dunn................       14,706                 *              14,706              0
Judith Weintraub........       13,497                 *              13,497              0
Todd Karakashian........       11,764                 *              11,764              0
Peter Seibel............       11,764                 *              11,764              0
Michael Smith...........       11,764                 *              11,764              0
John Blair..............       11,498                 *              11,498              0
Silicon Valley Bank.....       12,577                 *              12,577              0
WS Investment Company
 97A(2).................       11,229                 *              11,229              0
Jenena Hansson..........        9,804                 *               9,804              0
Kevin Eberman...........        9,068                 *               9,068              0
Michael Kamerick........        8,981                 *               8,981              0
Ali Kutay...............        8,423                 *               8,423              0
WS Investment Company
 97B(2).................        8,075                 *               8,075              0
Lana Holmes.............        6,944                 *               6,944              0
Diane Updyke............        6,893                 *               6,893              0
Parker Family Trust.....        6,416                 *               6,416              0
Simon Clephan...........        4,467                 *               4,467              0
Donald Dodge............        4,357                 *               4,357              0
FSD Investment Part-
 ners...................        4,289                 *               4,289              0
Kersti Hale.............        4,085                 *               4,085              0
Soyeba Ahmed............        3,921                 *               3,921              0
John Fomook.............        3,734                 *               3,734              0
Ellen Denebiem..........        3,267                 *               3,267              0
Doran Baruth............        3,063                 *               3,063              0
Alexia Smith............        3,063                 *               3,063              0
Mike Skurko.............        2,489                 *               2,489              0
Karl Augat..............        2,451                 *               2,451              0
Kim David Greenwood.....        2,451                 *               2,451              0
Enterprise Solutions....        2,144                 *               2,144              0
Estella Li..............        1,764                 *               1,764              0
Robert Cook.............        1,742                 *               1,742              0
Tom Owen................        1,742                 *               1,742              0
Jane McKean.............        1,633                 *               1,633              0
Larry W. Sonsini........        1,531                 *               1,531              0
Richard Porter..........        1,493                 *               1,493              0
Quan Nguyen.............        1,225                 *               1,225              0
David Sturtz............        1,148                 *               1,148              0
Cathy Eddington.........          980                 *                 980              0
Nadine Williams.........          732                 *                 732              0
Ivan Brockman...........          612                 *                 612              0

--------
 * Less than 1%
(1) Percentage of approximately 57,327,000 shares of voting Common Stock, based on shares outstanding as of October 1, 1998. Does not include 17,823,550 shares of non-voting Class B Common Stock, which represents all outstanding Class B Common Stock.
(2) Shares may be sold by certain distributees or transferees of listed entity.

                              PLAN OF DISTRIBUTION

This Prospectus relates to the offer and sale from time to time by the holders of up to 7,682,945 shares of Common Stock. The Shares were issued in connection with the Merger Agreement. This Prospectus has been prepared in connection with registering the Shares to allow for sales of Shares by the applicable Selling Stockholders to the public in accordance with the terms of the Merger Agreement. The Company has registered the Shares for sale pursuant to the terms of the Merger Agreement, but registration of such Shares does not necessarily mean that any of such Shares will be offered and sold by the holders thereof.

The Company will not receive any proceeds from the offering by the Selling Stockholders. The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders, or donees, pledgees, transferees or other successors in interest ("Transferees") thereof. Alternatively, the Selling Stockholders, or Transferees thereof, may from time to time offer the Shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Stockholders, or Transferees thereof, and/or the purchasers of Shares for whom they may act as agent. The Selling Stockholders, or Transferees thereof, and any dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

At a time a particular offer of Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Stockholders, or Transferees thereof, and any other required information. The Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

The Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate.

                                    EXPERTS

The consolidated financial statements of BEA Systems, Inc. included in the Company's Annual Report on Form 10-KSB for the year ended January 31, 1998 and the supplemental consolidated financial statements of BEA Systems, Inc. included in the Company's current reports on Form 8-K dated September 10, 1998 and October 15, 1998, as amended October 29, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California. Certain attorneys at Morrison & Foerster LLP own an aggregate of 34,500 shares of Common Stock of the Company.